March16, 2012

Ms. Jennifer Thompson
Accounting Branch Chief
United States of America
Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

Dear Ms. Thompson:

In response to your letter of February 16, 2012 regarding:

SPAR Group, Inc.
Form 10-K for Fiscal Year Ended December 31, 2010
Filed March 15, 2011
Response Dated January 18, 2012
File No. 000-27408

We acknowledge:
•	That the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the SEC.
•	That the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Our responses to your inquiries are listed in the order and numbered to correspond to your letter dated February 16, 2012:

Form 10-K for Fiscal Year Ended December 31, 2010

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 31

1.
“We note your response to comment 1 in our letter dated December 16, 2011. Since your principal auditor expresses reliance on the report of Nitin Mittal & Co., this change of independent accountant is presumed to be material. Accordingly, please:

•	Revise your filing to provide all of the disclosures required by Item 304 of Regulation SK for this change of accountants;

•
As soon as possible, please file a Form 8-K which includes all of the information required by Item 4.01 (a) and (b). Please also refer to the information required by Item 304 (a)(1), (2) and (3) of Regulation S-K”.

Jennifer Thompson
Securities and Exchange Commission
January 18, 2012

Responses:

•
As background information, when the India subsidiary proposed and changed their independent accountant back in the fourth quarter of 2010, we reviewed Item 304 of Regulation S-K section (a)(1) and our interpretation of the Rule was that an 8-K filing noting this change in independent accountant was not necessary.  We based our determination on the placement of the word “and” between the first and second part of the definition of the triggering event:

o	an independent accountant who was previously engaged to audit a significant subsidiary and
o	on whom the principal accountant expressed reliance in its report,
•	If both parts of the definition are to have meaning, then a change respecting an insignificant subsidiary would not trigger the 3.04 event (the definition not having been satisfied).
•	We believe it is important to also note that the change in independent accountant was not the result of any disagreements, but due to a change in our local investor (which we disclosed).
•
Furthermore, in 2010, the India subsidiary was not "significant".  In fact its total revenue and assets were less than 5% of the total Company’s consolidated revenue and assets, and the India subsidiary was operating at a loss.

•
After discussions with the Staff Accountant assigned to our file, we understand that the SEC staff normally infers significance from the Company's principal accountant's reliance on the report from a subsidiary's accountant, and the SEC staff would ordinarily expect to see a change in such subsidiary's accountant reported under Item 4.01 of Form 8-K.

•
If the first part of the Rule 3.04 reporting trigger is to be given meaning, it should be read to allow the non-reporting of an accountant change for an insignificant subsidiary even if a principal accountant has relied on a report for it.  In such a case, we believe the change could be voluntarily reported under Item 8.01 of Form 8-K.

•	We propose that we voluntarily file a Form 8-K under Item 8.01 reporting the change in the independent accountant for our India subsidiary.

Report of Nitin Mittal & Co., page F-2

2.
“We note your response to comment 2 in our letter dated December 16, 2011. As previously requested, please ensure Nitin Mittal & Co. further revises its audit report to indicate that the audit was conducted in accordance with the “standards,” rather than the “generally accepted auditing standards,” of the PCAOB. Your auditor may not modify this language. See our Release No. 34-49707 dated May 14, 2004 and PCAOB Release 2003-025, particularly Section B.2, issued December 17, 2003 for guidance. Please also have them further revise the last sentence in the scope paragraph to indicate that their responsibility is to express an opinion on these financial statements based “on our” audit rather than “on” audit.

Jennifer Thompson
Securities and Exchange Commission
January 18, 2012

Response:

We agree with your recommendation and the change has been made by our independent auditor, Nitin Mittal & Co., to their final report.

With your concurrence, we stand ready to make the necessary changes and file an amended 10k for 2010 and Form 8-K as noted above.

Hopefully, the above response has satisfactorily answered your question.  If you have further questions, please contact me at 914-332-4100.

Sincerely,

James R. Segreto
Chief Financial Officer